Erik Vayntrub Counsel Capital Research and Management Company 333 South Hope Street Los Angeles, California 90071-1406 (213) 486-9108 Tel erv@capgroup.com thecapitalgroup.com

March 30, 2016

Mark A. Cowan

Senior Counsel

U.S. Securities and Exchange Commission

Division of Investment Management

Disclosure Review Office

100 F Street, N.E.

Washington, D.C. 20549-3628

Re: American Funds U.S. Government Money Market Fund (the “Fund”)

File Nos. 333-157162 and 811-22277

Dear Mr. Cowan:

This letter is in response to the additional oral comments you provided on March 29, 2016 to the Fund’s Post-Effective Amendment No. 17 to the Registration Statement under the Securities Act of 1933 (the “1933 Act”) and Amendment No. 19 to the Registration Statement under the Investment Company Act of 1940 (the “1940 Act”), pursuant to which the American Funds Money Market Fund is being reregistered as the American Funds U.S. Government Money Market Fund in response to the amendments to the rules governing money market funds under the 1940 Act adopted by the U.S. Securities and Exchange Commission (the “Commission”) in July 2014.

Our responses to your comments are set forth below. As discussed, on March 31, 2016, we will file an amended version of the Fund’s Registration Statement pursuant to Rule 485(b) under the 1933 Act to be automatically effective on April 1, 2016. Further to our discussion, we will also incorporate any further changes to the Fund’s Registration Statement in a subsequent prospectus supplement to be filed pursuant to Rule 497 under the 1933 Act (the “Prospectus Supplement”).

A.	Summary Prospectus — Fees and expenses of the fund

You explained that the “Other expenses” figures for the R-2 and R-3 share classes are based on projected expense revisions with respect to those share classes that will take effect on April 1, 2016. In accordance with Instruction 3(d)(ii) to Item 3 of Form N-1A, please disclose in footnotes to these figures that the expense information has been restated to reflect current fees.

Response: In the Prospectus Supplement, we will update the footnotes relating to the “Other expenses” figures for the R-2 and R-3 share classes to address this comment by noting that those figures have been “restated to reflect current fees.”

B.	Statutory Prospectus — Management and organization

In accordance with Instruction 3(d)(i) to Item 3 of Form N-1A, please explain that the total management fee disclosed in the Fund’s “Annual fund operating expenses” table is based on amounts during the Fund’s most recent fiscal year.

Response: In the Prospectus Supplement, we will update the disclosure to address this comment, as follows:

The total management fee ~~to be~~ paid by the fund to its investment adviser for the ~~current~~ most recent fiscal year, as a percentage of average net assets, appears in the Annual Fund Operating Expenses table under “Fees and expenses of the fund.”

Thank you for your consideration of our responses to your comments. If you have any questions, please do not hesitate to contact me at (213) 486-9108.

Sincerely,

/s/ Erik A. Vayntrub

Erik A. Vayntrub

Counsel